UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 7, 2006

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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487

(Address of Principal Executive Office) (Zip Code)

(561) 998-2232

(Registrant's telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

        (a) On August 7, 2006, the Company issued a press release announcing results for the quarter ended June 30, 2006, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on August 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: August 10, 2006

3

LINKS

Exhibit 99.1



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS
SECOND QUARTER 2006 RESULTS

BOCA RATON, Fla. – August 7, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $156.7 million for the second quarter ended June 30, 2006, and net income of $4.4 million, or $0.14 per diluted share. This compares to revenue of $159.7 million and net income of $1.2 million, or $0.04 per diluted share, in the same quarter of the prior year, which included an after-tax charge of $3.2 million, or $0.10 per diluted share, related to increases in reserves for professional liability claims. Cash flow from operations for the second quarter of 2006 was $9.9 million.

For the six month period ended June 30, 2006, Cross Country Healthcare reported revenue of $316.5 million and net income of $9.0 million, or $0.27 per diluted share. This compares to revenue of $318.5 million and net income of $4.9 million, or $0.15 per diluted share, in the first six months of the prior year, which included the previously mentioned after-tax charge of $3.2 million. Cash flow from operations for the first six months of 2006 was $20.1 million.

"We experienced higher bill rates and expansion of the bill-pay spread in our core nurse staffing business during the second quarter that contributed to year over year improvement in our gross profit margin. However, the continuation of relatively flat hospital admission patterns along with slower applicant activity in the first quarter impacted our staffing volume and booking activity during the second quarter," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

Healthcare Staffing

For the second quarter of 2006, the healthcare staffing business segment (travel and per diem nurse, travel allied health and clinical trials staffing) generated revenue of $144.9 million, a 2% decline from both the second quarter of the prior year and sequentially from the first quarter of 2006. The year-over-year decline reflected slightly higher revenue in the travel staffing business due to higher bill rates that was more than offset by lower revenue from per diem staffing and clinical trials staffing. Segment staffing volume declined 6% from the prior year quarter and 3% sequentially from the first quarter of 2006 – travel staffing volume decreased 4% year over year and 3% sequentially. Historically, staffing volume typically declines 2% to 5% sequentially from the first quarter to the second quarter due to seasonal factors.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), increased 50% in the second quarter of 2006 to $13.4 million from $9.0 million in the same quarter of 2005, primarily reflecting the aforementioned charge in the second quarter of 2005 related to professional liability claims. Additionally, during the second quarter of 2006, the bill-pay spread in the travel nurse staffing business expanded while health insurance and housing costs increased.

For the first six months of 2006, segment revenue declined 1% on a year over year basis to $292.5 million from $295.5 million in the same period a year ago, while contribution income increased 28% to $27.3 million from $21.4 million in the prior year period.

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6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Other Human Capital Management Services

For the second quarter of 2006, the other human capital management services business segment (education and training and retained search business) generated revenue of $11.8 million, which was essentially flat with revenue of $11.8 million in the same quarter of the prior year. This was due to an increase in revenue from the retained physician and healthcare executive search business that was offset by lower revenue in the education and training business. Segment contribution income increased 10% in the second quarter of 2006 to $2.3 million from the same quarter a year ago, reflecting a substantial improvement for the retained search business that was partially offset by a decline for the education and training business. The retained search business generates a substantially higher contribution margin than the education and training business.

For the first six months of 2006, segment revenue increased 4% on a year over year basis to $24.0 million from $23.1 million in the same period a year ago, while contribution income increased 18% to $4.9 million from $4.2 million in the prior year period.

Debt Repayment

During the second quarter of 2006, the Company reduced its borrowings under its revolving credit facility by $8.0 million from the end of the prior quarter. At June 30, 2006, the Company had $10.4 million of total debt on its balance sheet, which represented a debt to total capitalization ratio of 3%.

Stock Repurchase Program Update

The Company repurchased 46,000 shares of its common stock during the second quarter of 2006 at an average cost of $17.34 per share. Under its stock repurchase program authorized in November 2002, the Company can purchase up to an additional 149,272 shares. In May 2006, the Company's Board of Directors authorized a new stock repurchase program whereby the Company may repurchase up to an additional 1.5 million of its common shares, subject to the constraints of the Company's current credit agreement. The new stock repurchase authorization will commence upon the completion of the previously authorized stock repurchase program. Under these authorizations, the shares may be repurchased from time-to-time in the open market and may be discontinued at any time at the discretion of the Company. At June 30, 2006, the Company had approximately 32.1 million shares outstanding.

Guidance For The Third Quarter of 2006

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations (other than the previously announced pending acquisition of the assets of Metropolitan Research Associates, LLC and Metropolitan Research Staffing Associates, LLC (collectively "Metropolitan Research")), repurchases of the Company's common stock, or pending legal matters.

Based on the present industry dynamics, Cross Country Healthcare expects revenue in the third quarter of 2006 to be in the $160.5 million to $163.0 million range and EPS per diluted share to be in the range of $0.13 to $0.15, subject to the completion and timing of the pending Metropolitan Research acquisition.

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Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, August 8th at 9:00 a.m. Eastern Time to discuss its second quarter 2006 financial results. This call will be webcast live by Thomson Financial and may be accessed at the Company's web site at www.crosscountry.com or by dialing 888-395-6878 from anywhere in the U.S. or by dialing 210-234-0001 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through August 22nd. A replay of the conference call will be available by telephone from August 8th through August 22nd by calling 866-511-1890 from anywhere in the U.S. or by calling 203-369-1945 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term apartment leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2005. In addition, there can be no assurances that the Metropolitan Research acquisition will be completed. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is our intention to update its guidance quarterly, it should not be assumed that our silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2006	2005		2006	2005	
Revenue from services	$ 156,697	$ 159,724	(2%)	$ 316,531	$ 318,529	(1%)
Operating expenses:						
Direct operating expenses	120,455	128,439	(6%)	242,900	252,664	(4%)
Selling, general and administrative expenses	26,816	26,562	1%	54,989	52,086	6%
Bad debt expense	150	36	317%	22	438	(95%)
Depreciation	1,383	1,215	14%	2,705	2,345	15%
Amortization	356	356	0%	712	712	0%
Total operating expenses	149,160	156,608	(5%)	301,328	308,245	(2%)
Income from operations	7,537	3,116	142%	15,203	10,284	48%
Other expenses:						
Interest expense, net	320	952	(66%)	706	1,869	(62%)
Income from continuing operations before income taxes	7,217	2,164	234%	14,497	8,415	72%
Income tax expense	2,793	838	233%	5,610	3,257	72%
Income from continuing operations	4,424	1,326	234%	8,887	5,158	72%
Discontinued operations, net of income taxes	9	(77)	(112%)	116	(273)	(142%)
Net income	$ 4,433	$ 1,249	255%	$ 9,003	$ 4,885	84%
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.14	$ 0.04		$ 0.28	$ 0.16	
Discontinued operations, net of income taxes	0.00	(0.00)		0.00	(0.01)	
Net income	$ 0.14	$ 0.04		$ 0.28	$ 0.15	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.14	$ 0.04		$ 0.27	$ 0.16	
Discontinued operations, net of income taxes	0.00	(0.00)		0.00	(0.01)	
Net income	$ 0.14	$ 0.04		$ 0.27	$ 0.15	
Weighted average common shares outstanding - basic	32,092	32,253		32,109	32,230	
Weighted average common shares outstanding - diluted	32,726	32,775		32,773	32,728	

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(a)   The prior period has been reclassified to conform to the 2006 presentation.

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	June 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 58	$ —
Accounts receivable, net	97,144	107,787
Deferred tax assets	6,703	7,642
Income taxes receivable	4,483	2,752
Other current assets	14,229	22,571
Total current assets	122,617	140,752
Property and equipment, net	17,495	16,477
Trademarks, net	15,499	15,499
Goodwill, net	302,854	302,854
Other identifiable intangible assets, net	4,678	5,390
Debt issuance costs, net	633	689
Total assets	$ 463,776	$ 481,661
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,700	$ 12,082
Accrued employee compensation and benefits	36,709	47,940
Current portion of long-term debt	2,288	5,483
Other current liabilities	4,685	4,378
Total current liabilities	51,382	69,883
Non-current deferred tax liabilities	37,032	32,546
Long-term debt	8,144	19,946
Total liabilities	96,558	122,375
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	254,269	255,340
Retained earnings	112,946	103,943
Total stockholders' equity	367,218	359,286
Total liabilities and stockholders' equity	$ 463,776	$ 481,661

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, amounts in thousands)

	Three Months Ended June 30,		%	Six Months Ended June 30,		%
	2006	2005	Change	2006	2005	Change
Revenue from unaffiliated customers:						
Healthcare staffing	$ 144,927	$ 147,897	(2%)	$ 292,527	$ 295,452	(1%)
Other human capital management services	11,770	11,827	(0%)	24,004	23,077	4%
	$ 156,697	$ 159,724	(2%)	$ 316,531	$ 318,529	(1%)
Contribution income (c):						
Healthcare staffing	$ 13,435	$ 8,969	50%	$ 27,309	$ 21,384	28%
Other human capital management services	2,327	2,112	10%	4,916	4,161	18%
	15,762	11,081	42%	32,225	25,545	26%
Unallocated corporate overhead	6,486	6,394	1%	13,605	12,204	11%
Depreciation	1,383	1,215	14%	2,705	2,345	15%
Amortization	356	356	0%	712	712	0%
Interest expense, net	320	952	(66%)	706	1,869	(62%)
Income from continuing operations before income taxes	$ 7,217	$ 2,164	234%	$ 14,497	$ 8,415	72%

Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,	
	2006	2005		2006	2005
Net cash provided by operating activities (in thousands)	$ 9,872	$ 6,326		$ 20,101	$ 9,652
FTEs (d)	5,240	5,556		5,333	5,583
Weeks worked (e)	68,120	72,228		138,658	145,158
Average healthcare staffing revenue per FTE per week (f)	2,128	2,048		2,110	2,035

(a)   Segment data provided is in accordance with FASB Statement 131.

(b)   Certain 2005 quarterly amounts have been reclassified to conform to 2006 presentation.

(c)   Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(d)   FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(e)   Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(f)   Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.